UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS The Hanover Insurance Company
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	8,600 *
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	8,600 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,600 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IC

* As of the date of this filing, the Issuer has 100,000 shares of common stock outstanding.  The sole shareholder of the Issuer is Siguler Guff Small Business Credit Opportunities Fund, LP, a Delaware limited partnership (the "Fund').  The Reporting Person, together with its wholly-owned subsidiary, Citizens Insurance Company of America ("CICA") beneficially owns a limited partnership interest in the Fund representing 8.6% of the total limited partnership interest of the Fund (6.6% held directly by the Reporting Person and 2.0% held directly by CICA).  The limited partners of the Fund have pass-through voting rights with respect to the Common Stock held by the Fund.

SCHEDULE 13G

Item 1(a)	Name of Issuer: Siguler Guff Small Business Credit Opportunities Fund, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 825 Third Avenue, 10th Floor, New York, NY 10022
Item 2(a)
Name of Persons Filing:
This statement is being filed by The Hanover Insurance Company ("HIC" or the "Reporting Person"), which is the parent company of Citizens Insurance Company of America ("CICA").  CICA is a wholly-owned subsidiary of HIC.  The securities reported herein as being beneficially held by HIC are inclusive of the direct beneficial ownership acquired by CICA alongside HIC.

Item 2(b)	Address of Principal Business Office, or if None, Residence: 440 Lincoln Street, Worcester, MA 01653
Item 2(c)	Citizenship or Place of Organization: New Hampshire
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: None
Item 3
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:
 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership: (a) through (c): The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

HIC's beneficial ownership as reported on page 2 of this Schedule 13G includes shares of Common Stock held by HIC's wholly-owned subsidiary, CICA.

Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2018

THE HANOVER INSURANCE COMPANY

By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik
Title: Attorney-in-Fact

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints Sandip Kakar and  Ilomai  Kurrik (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), a Form ID, including amendments thereto, and any other related documents necessary or appropriate to obtain from the Electronic Data Gathering and Retrieval System of the Commission the codes, numbers and passphrases enabling the undersigned to make, and to so make, electronic filings with the Commission, including one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated:  December 22, 2017

THE HANOVER INSURANCE COMPANY

By:	/s/ Scott C. Hyney
Name: Scott C. Hyney
Title: Vice President

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